Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Changes to Board of Directors

HONG KONG, June 9, 2021 -- UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its board of directors (the “Board”) has appointed Prof. Ying Kong as an independent director, effective June 9, 2021. Prof. Kong will also serve as a member of the audit committee of the Board, a member and the chairman of the compensation committee of the Board, and a member of the nominating and corporate governance committee of the Board. Also effective June 9, 2021, Mr. Zhigang Du resigned as a director of the Company and a member of the audit committee of the Board for personal reasons. In addition, Mr. Zhiping Peng stepped down as a member and the chairman of the compensation committee of the Board. And Mr. Chaohui Chen stepped down as a member of the nominating and corporate governance committee of the Board. Mr. Zhiping Peng will continue to serve as the chairman of the Board, and Mr. Chaohui Chen will continue to serve as a director of the Board.

The Board’s audit committee, compensation committee, and nominating and corporate governance committee now each consists of three members, all of whom are independent directors. The audit committee of the Board consists of Mr. Onward Choi, Ms. Hope Ni, and Prof. Ying Kong, and Mr. Onward Choi will continue to serve as the chairman of this committee. The compensation committee of the Board consists of Prof. Ying Kong, Mr. Onward Choi, and Ms. Hope Ni, and Prof. Ying Kong will serve as the chairman of this committee. The nominating and corporate governance committee of the Board consists of Ms. Hope Ni, Prof. Ying Kong, and Mr. Onward Choi, and Ms. Hope Ni will serve as the chairman of this committee.

With years of experience in academia and business, Prof. Kong has garnered in-depth insights in business growth and innovation, social science and management studies. Prof. Kong has been a professor and the dean of international business school of Zhuhai campus of Beijing Normal University since 2021. He has also been a tenured associate professor in department of economics at York University, Canada since 2004. In addition, Prof. Kong has held various positions at Tsinghua Shenzhen International Graduate School since 2014, including the dean of faculty of social science and management, the director of enterprise innovation and growth research institute, and the director of public private partnership research center. Since 2015, he has served as the director of low carbon economy and financial risk analysis lab and the director of faculty of entrepreneur education center at Tsinghua-Berkeley Shenzhen Institute. From 2009 to 2015, he was a professor and the associate dean of HSBC School of Business at Peking University. Prof. Kong is also the chairman of the World Alliance for Low Carbon Cities. Prof. Kong is currently serving as an independent director of Shenzhen Fuanna Bedding and Furnishing Co., Ltd (SZ002327), Hytera Communications Corporation Limited (SZ002583) and China Merchants Shekou Industrial Zone Holdings Co., LTD (SZ001979). Prof. Kong received his bachelor's degree in physics from Peking University in 1982. He received a master’s degree in public administration from the Carleton University, Canada in 1994, where he also obtained a doctorate degree in economics in 2000.

Mr. Chaohui Chen, Director and Chief Executive Officer of the Company, stated, “We are delighted to welcome Prof. Kong to the Board. Prof. Kong is a well-known scholar in renowned universities, organizations and institutions in the area of low carbon economy and business growth and innovation. Besides his extensive experience in academia, he is also an expert in various academic research fields such as business and managerial strategies. We believe Prof. Kong’s profound knowledge and understanding of business and management, and extensive experience in overseeing public companies will provide valuable perspectives to our business strategy and corporate governance. We are excited to have a person of his caliber and reputation joining UCLOUDLINK.”

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: https://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

Email: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: UCL@tpg-ir.com

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